EQUAL ENERGY LTD.
MANAGEMENTS’ REPORT

Management’s Responsibility on Financial Statements

In management’s opinion, the accompanying consolidated financial statements of Equal Energy Ltd. (the ‘‘Company’’) have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 22, 2011. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

The consolidated financial statements have been examined by KPMG LLP, independent auditors of the Company. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Independent Auditors’ Report of Registered Public Accounting Firm outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the independent auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

Signed “Don Klapko”                                                                               Signed “Wendell Chapman”

President and Chief Executive Officer                                                                                                                            Senior Vice President, Finance and Chief Financial Officer

Calgary, Alberta
March 22, 2011

EQUAL ENERGY LTD.
INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Equal Energy Ltd.

We have audited the accompanying consolidated financial statements of Equal Energy Ltd. (“the Company”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of loss and comprehensive loss, and cash flow for years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and 2009 and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed “KPMG LLP”

Chartered Accountants
Calgary, Canada
March 22, 2011

EQUAL ENERGY LTD.
CONSOLIDATED BALANCE SHEETS

As at December 31 (in thousands of Canadian dollars)	2010	2009

Assets
Current assets
Cash and cash equivalents	2,505	19,680
Accounts receivable (notes 4 and 12)	24,891	23,677
Prepaid expenses, deposits and other	2,093	1,998
Current portion of long-term receivables (note 4)	-	11,196
Commodity contracts (note 12)	81	993
Future income tax asset (note 9)	187	-
	29,757	57,544
Long-term receivable (note 4)	-	5,491
Property, plant and equipment (note 5)	397,997	399,237
	427,754	462,272

Liabilities
Current liabilities
Accounts payable and accrued liabilities	31,321	27,997
Due to JV Participant (note 4)	10,046	-
Deferred revenues (note 4)	1,926	-
Commodity contracts (note 12)	743	755
Future income tax liability (note 9)	-	69
	44,036	28,821
Long-term debt (note 6)	24,865	70,000
Convertible debentures (note 7)	117,019	114,863
Asset retirement obligations (note 8)	21,221	21,055
Future income tax liability (note 9)	7,101	8,487
	214,242	243,226

Shareholders’ equity (notes 1 and 10)
Common shares	259,055	-
Unitholders’ capital	-	674,106
Equity component of convertible debentures (note 7)	3,949	3,951
Contributed surplus	12,321	11,064

Accumulated other comprehensive loss (note 11)	(33,624)	(22,474)
Deficit (note 1)	(28,189)	(447,601)
	(61,813)	(470,075)
	213,512	219,046

	427,754	462,272
Commitments and contingencies (notes 14 and 15)
Subsequent events (note 19)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

Signed “Peter Carpenter”  Signed “Victor Dusik”
Director                                                      Director

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the year ended December 31 (in thousands of Canadian dollars except per share amounts)
	2010	2009
Revenues
Oil and natural gas	137,675	124,611
Realized gain on commodity contracts (note 12)	6,038	15,895
Unrealized gain/(loss) on commodity contracts (note 12)	(912)	(13,678)
Royalties	(29,330)	(26,570)
	113,471	100,258
Expenses
Production	35,826	39,659
Transportation	2,370	2,519
General and administrative	19,227	15,707
Recovery of receivables	-	(2,110)
Interest expense (note 13)	13,538	11,461
Share-based compensation expense (note 10)	3,636	3,580
Depletion, depreciation and accretion (notes 5 and 8)	75,286	86,877
Foreign exchange (gain) loss	(1,290)	1,441
148,593	159,134
Loss before income taxes	(35,122)	(58,876)

Income taxes (note 9)
Current	693	-
Future taxes reduction	(1,279)	(17,594)
	(586)	(17,594)

Loss	(34,536)	(41,282)

Other comprehensive loss
Foreign currency translation adjustment (note 11)	(11,150)	(40,945)
Comprehensive loss	(45,686)	(82,227)

Loss per share (note 10) – Basic and diluted	(1.40)	(1.95)

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars)

Deficit, beginning of year	(447,601)	(406,319)
Reduction of deficit on Arrangement (note 1)	453,948	-
Loss	(34,536)	(41,282)
Deficit, end of year	(28,189)	(447,601)
 See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31 (in thousands of Canadian dollars)	2010	2009
Cash provided by (used in):
Operating
Loss	(34,536)	(41,282)
Depletion, depreciation and accretion (notes 5 and 8)	75,286	86,877
Future taxes (reduction) (note 9)	(1,279)	(17,594)
Unrealized commodity contracts loss (note 12)	912	14,127
Foreign exchange loss	383	1,159
Share-based compensation (note 10)	3,636	3,580
Non-cash interest expense on convertible debentures	2,238	1,888
Cash paid on asset retirement obligations (note 8)	(1,589)	(2,533)
	45,051	46,222
Changes in non-cash working capital items (note 16)	(10,615)	5,248
	34,436	51,470
Financing
Repayment of long-term debt (note 6)	(43,630)	(25,466)
Redemption of convertible debentures	(82)	(147)
Issue of shares, net of issuance costs (note 10)	35,641	-
	(8,071)	(25,613)
Investing
Property, plant and equipment additions	(77,678)	(22,206)
Capital expenditure to be recovered (note 4)	-	(1,744)
Repayment of long-term receivable (note 4)	3,503	11,004
Proceeds on disposal of property, plant andequipment	26,272	-
Changes in non-cash working capital items (note 16)	5,189	(5,345)
	(42,714)	(18,291)
Foreign exchange on financial balances	(826)	(1,524)
Change in cash and cash equivalents	(17,175)	6,042
Cash and cash equivalents, beginning of year	19,680	13,638
Cash and cash equivalents, end of year	2,505	19,680
 See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Structure of the business

The principal undertakings of Equal Energy Ltd. (“Equal” or the “Company”) is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto.

On May 31, 2010, Equal completed its previously announced arrangement to convert from an income trust to a corporation through a business combination pursuant to an arrangement under the Business Corporations Act (Alberta) and related transactions (the “Arrangement”).  Unitholders of Enterra Energy Trust (“Enterra” or the “Trust”) received one Equal common share for every three trust units held.  Enterra’s Board of Directors and management team continued as Equal’s Board of Directors and management team.  Immediately subsequent to the Arrangement, former Enterra unitholders held 100 percent of the equity in Equal and Equal effected an internal reorganization whereby, among other things, the Trust was dissolved and the Company received all of the assets and assumed all of the liabilities of the Trust.

The outstanding convertible debentures of the Trust were assumed by Equal as a result of the Arrangement and are convertible into common shares of the Company, rather than trust units of the Trust, at a conversion price of $27.75 per share for the 8% convertible debentures and $20.40 for the 8.25% convertible debentures.

In connection with the Arrangement, Equal assumed all of the obligations of the Trust in respect of outstanding equity incentive rights.  The Arrangement did not result in the acceleration of vesting of any outstanding equity incentive rights.  Upon exercise of any outstanding trust unit option, restricted unit and performance unit, the holders will receive one-third of one Equal share for each pre-consolidation trust unit they would have otherwise been entitled to receive in accordance with the Trust Unit Option Plan and the Restricted Unit and Performance Unit Plan.  Option exercise prices were increased by three times to reflect the unit consolidation which took place at the time of the Arrangement.

Pursuant to the Arrangement, shareholders’ capital was reduced by the amount of the deficit of the Trust on May 31, 2010 of $453.9 million.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the effective date of the Arrangement reflect the financial position, results of operations and cash flows as if the Company had always carried on the business formerly carried on by the Trust.  Information herein with respect to Equal includes information in respect of the Trust prior to completion of the Arrangement to the extent applicable unless the context otherwise requires.

2.	Significant accounting policies

Management has prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).  The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements, and together with the following notes, should be considered an integral part of the consolidated financial statements.

(a)	Basis of accounting

Substantially all exploration, development and production activities related to the oil and gas business are conducted jointly with others and the accounts reflect only Equal’s interest therein.

(a)	Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and balances invested in short-term securities with original maturities less than 90 days at the date of acquisition.

(b)	Revenue recognition

Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when title passes from Equal to its customers based on contracts which establish the price of products sold and when collection is reasonably assured.

(c)	Petroleum and natural gas properties

Equal follows the “full cost” method of accounting for petroleum and natural gas properties.  All costs related to the exploration for and the development of oil and gas reserves are capitalized into one of two cost centers, Canada or the United States.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells and production equipment.

General and administrative costs are capitalized if they are directly related to development or exploration projects.

Proceeds from the disposal of oil and natural gas properties are applied as a reduction of cost without recognition of a gain or loss except where such disposals would result in a 20% change in the depletion rate.

Repair and maintenance costs are expensed as incurred.

(d)	Impairment test

Equal places a limit on the carrying value of property and equipment referred to as the ceiling test.  The ceiling test is conducted separately for each cost center, Canada and the United States.  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value of the cost center.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of petroleum and natural gas properties exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects.  The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

(f) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

The amounts recorded for depletion, depreciation and the asset retirement obligation are based on estimates.  The ceiling test calculation is based on estimates of reserves, oil and natural gas prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

The amounts recorded for financial derivatives are based on estimates of the price for oil and natural gas in future periods.  These estimates are subject to fluctuations in market prices and will impact the consolidated financial statements of future periods.

(g) Depletion and depreciation

The provision for depletion of petroleum and natural gas properties is calculated, by cost center, using the unit-of-production method based on the Equal’s share of estimated proved reserves before royalties.  Natural gas reserves and production are converted to equivalent units of crude oil using their approximate relative energy content.

Office furniture and equipment is depreciated on a 20% declining balance basis.

(h) Asset retirement obligations

Equal initially recognizes a liability for the estimated fair value of the future retirement obligations associated with property and equipment.  The fair value of the estimated asset retirement obligations is recorded as a liability with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on the unit-of-production method based on proved reserves.  Equal estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods.  This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied.  As time passes, the change in net present value of the future retirement obligation is expensed through accretion.  Retirement obligations settled during the period reduce the future retirement liability.

(i) Income taxes

Equal follows the asset and liability method of accounting for income taxes.  Under this method, income tax liabilities and assets are recognized based on the differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.  Future tax assets are recognized to the extent they are more likely than not to be realized.

(j) Financial instruments

• Equal has policies and procedures in place with respect to the required documentation and approvals for the use of derivative financial instruments and their use is limited to mitigating market price risk associated with expected cash flows.
•
• Financial instruments are measured at fair value on the balance sheet upon initial recognition of the instrument.  Measurement in subsequent years depends on whether the financial instrument has been classified in one of the following categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.
•
• Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading  financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in Other Comprehensive Income (“OCI”) until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recorded in net income; and held to maturity financial assets, loans and receivables and other financial liabilities are measured at amortized cost.  Equal currently has no held to maturity or available-for-sale financial assets.
•
• Cash and cash equivalents are designated as held-for-trading and are measured at cost, which approximates fair value due to the short-term nature of these instruments.  Accounts receivable are designated as loans and receivables.  Accounts payable and accrued liabilities, the liability component of convertible debentures and long-term debt are designated as other financial liabilities.  All commodity contract assets and liabilities are derivative financial instruments designated as held-for-trading.

(k) Share compensation plans

• Equal has multiple share based compensation plans, which are described in Note 10.  Compensation expense associated with each share based compensation plan is recognized in earnings over the vesting period of the plan with a corresponding increase in contributed surplus.  Any consideration received upon the exercise of the share based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders’ capital.  Compensation expense is based on the estimated fair value of the share based compensation at the date of grant.
•
(l) Foreign currency transactions

Transactions completed in foreign currencies are reflected in Canadian dollars at the foreign currency exchange rates prevailing at the time of the transactions.  Monetary assets and liabilities denominated in foreign currencies are reflected in the financial statements at the Canadian equivalent at the rate of exchange prevailing at the balance sheet date.  Gains and losses are included in earnings.

The U.S. subsidiaries of Equal are considered to be "self sustaining operations" and have a U.S. dollar functional currency.  As a result, the revenues and expenses are translated to Canadian dollars using average exchange rates for the period.  Assets and liabilities are translated at the period-end exchange rate.  Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders’ equity.

(m) Per share  amounts

Per share amounts are calculated using the weighted average number of shares outstanding.  Equal follows the treasury stock method to determine dilutive effect of options, warrants and other dilutive instruments.  Under the treasury stock method, only “in-the-money” dilutive instruments impact the diluted calculations.  Convertible debentures are included in the calculation of diluted income per share based on the number of shares that would be issued on conversion of the convertible debentures at the end of the year and an add-back of the associated interest expense for the year as long as the conversion results in dilution to Equal shareholders.

(n) Environmental liabilities

Equal records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated.  The estimates, including legal costs, are based on available information using existing technology and enacted laws and regulations.  The estimates are subject to revision in future periods based on actual costs incurred or new circumstances.  Any amounts expected to be recovered from others, including insurance coverage, are recorded as an asset separate from the associated liability.

(o) Comparative figures
•
Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.	New accounting standards

In October 2009, the Accounting Standards Board issued a third and final International Financial Reporting Standards (“IFRS”) Omnibus Exposure Draft confirming that publicly accountable enterprises will be required to apply IFRS, in full and without modification, for all financial periods beginning January 1, 2011.  The transition to IFRS at January 1, 2011 requires the restatement, for comparative purposes, of amounts reported by Equal for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010.

4.	JV Participant

In 2006 Equal entered into a farm-out agreement with Petroflow Energy Ltd. and its subsidiaries (“JV Participant”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  Per the agreement, JV Participant paid 100% of the drilling and completion costs to earn 70% of Equal’s interest in each well.  Equal was required to build the infrastructure to support these wells, such as pipelines and salt water disposal wells.  The infrastructure costs incurred by Equal were recoverable from JV Participant over three years with interest charged at a rate of 12% per annum.  Infrastructure costs incurred by Equal were accounted for as a finance lease; therefore, the capital costs incurred were not included in property, plant and equipment but were recorded as current and long-term receivables.  The interest income on the long-term receivable was recorded as a reduction in interest expense.

In December 2009 Equal delivered a notice of termination for non-performance under the terms of the farm-out agreement with JV Participant.  JV Participant was required to maintain a certain pace of drilling to continue its right to drill on lands owned by Equal but ceased drilling in February 2009 and had not indicated that it will be able to continue drilling with any certainty.  Final notice of termination of the farm-out agreement was delivered in January 2010.

In April 2010, a notice of default was sent to JV Participant which accelerated the capital recovery amortization payments such that the entire receivable amount is due and payable.

In May 2010, JV Participant filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code; at which time, the Company stopped recording interest income on the long-term receivable.

In January 2011, Equal and JV Participant agreed that the farm-out agreement was terminated prior to JV Participant filing for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.  The termination of the farm-out agreement allows Equal to pursue drilling in the Hunton resource play which was previously restricted by a bankruptcy court.  In March 2011, the bankruptcy court concluded that Equal retains ownership and control of the salt water disposal infrastructure and that Equal has the right to charge JV Participant for all salt water processed from the inception of each facility.  Equal is also required to reimburse JV Participant for certain amounts received as fees for access to the facilities.  On March 18, 2011, Equal and JV Participant agreed to a 30 day stay of proceedings on the bankruptcy court’s conclusion.

As a result of the bankruptcy court ruling, property, plant and equipment was increased by $30.3 million which was offset by the eliminations of the long-term receivable of $12.5 million and joint interest billing receivable from JV Participant of $5.9 million and the recognition of deferred revenues of $1.9 million and a payable of $10.0 million due to JV Participant.

5.      Property, plant and equipment

(in thousands of Canadian dollars)	December 31, 2010	December 31, 2009
Petroleum and natural gas properties, including production and processing equipment	1,139,381	1,076,903
Accumulated depletion and depreciation	(741,384)	(677,666)
Net book value	397,997	399,237

For the Canadian operations, at December 31, 2010, costs of undeveloped land and seismic of $19.0 million (December 31, 2009 - $9.8 million) were excluded from and $28.5 million (December 31, 2009 - $1.8 million) of future development costs were added for purposes of the calculation of depletion expense.  For the U.S. operations, at December 31, 2010, costs of undeveloped land of $12.8 million (December 31, 2009 – $10.3 million) were excluded from and $38.9 million (December 31, 2009 - $67.6 million) of future development costs were added for purposes of the calculation of depletion expense.

Depletion and depreciation expense related to the Canadian and the U.S. cost centers in 2010 were $45.4 million and $28.3 million respectively (2009 – $49.8 million and $35.3 million, respectively).

During 2010, $1.8 million of general and administrative expenses (2009 – $1.6 million) and $0.4 million (2009 – $0.3 million) of share-based compensation were capitalized and included in the cost of the petroleum and natural gas properties.

The following table summarizes the benchmark prices used in the ceiling test calculation. The petroleum and natural gas prices are based on the December 31, 2010 commodity price forecast of Equal’s independent reserve engineers.

Year	WTI Oil ($U.S./bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/MMbtu)	Henry Hub ($U.S./MMbtu)	Foreign Exchange Rate (US$/CAD)
2011	85.00	84.20	4.25	4.55	0.975
2012	87.70	88.40	4.90	5.30	0.975
2013	90.50	91.80	5.40	5.75	0.975
2014	93.40	94.80	5.90	6.30	0.975
2015	96.30	97.70	6.35	6.80	0.975
2016	99.40	100.90	6.75	7.35	0.975
Escalate Thereafter	Average 2% per year	Average 2% per year	Average 2% per year	Average 2% per year	0.975

Equal completed ceiling test calculations for the Canadian and U.S. cost centers at December 31, 2010 and 2009 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test calculations did not result in an impairment of the Canadian or U.S. cost centers.

6.      Long-term debt

(in thousands of Canadian dollars)	December 31, 2010	December 31, 2009
Long-term debt	24,865	70,000

On June 25, 2010, the Company’s Bank Syndicate completed a review of the borrowing base which took into account the divesture on July 7, 2010 and increased the borrowing base to $125.0 million from $110.0 million.  The borrowing base is comprised of a $105.0 million revolving credit facility and a $20.0 million operating credit facility.  The next scheduled review of the borrowing base is anticipated to be completed in June 2011.  Changes to the amount of credit available may be made after these reviews are completed.  The revolving and operating credit facilities are secured with a first priority charge over the assets of Equal.  The maturity date of the revolving and operating credit facilities is June 24, 2011 and should the lenders decide not to renew the facility, the debt must be repaid by June 24, 2012.

Interest rates and standby fees for the credit facilities are set quarterly according to a grid based on the ratio of bank debt to cash flow with the interest rates based on Canadian dollar BA (“Bankers Acceptance”) or U.S. dollar LIBOR rate plus 2.5% to 4.5% depending on the ratio of bank debt to cash flow.  For any unused balance of the credit facility, between 0.625% to 1.125% is charged as a standby fee which is recorded in interest expense.  As at December 31, 2010, the marginal interest rate and standby fee were 2.75% and 0.6875%, respectively.

As at December 31, 2010 all borrowings under the facilities were denominated in U.S dollars and interest was being accrued at a rate of 3.01% per annum (December 31, 2009 – all borrowings in Canadian dollars).  At December 31, 2010, letters of credit totaling $0.5 million reduced the amount that can be drawn under the operating credit facility.

Equal is required to maintain several financial and non-financial covenants.  The primary financial covenant is an interest coverage ratio of 3.0:1.0 as calculated pursuant to the terms of the credit agreement.  For the year ended December 31, 2010, the interest coverage ratio was 4.90 (2009 – 4.89).  Equal is in compliance with the terms and covenants of the credit facilities as at December 31, 2010.

7.      Convertible debentures

(in thousands of Canadian dollars)	8% Series	8.25% Series	Total	Equity Component
Balance, December 31, 2008	76,962	36,458	113,420	3,977
Accretion	995	893	1,888	-
Converted	-	(298)	(298)	(22)
Redeemed	(117)	(30)	(147)	(4)
Balance, December 31, 2009	77,840	37,023	114,863	3,951
Accretion	1,185	1,053	2,238	-
Redeemed	(82)	-	(82)	(2)
Balance at December 31, 2010	78,943	38,076	117,019	3,949

The 8% and 8.25% convertible debentures mature on December 31, 2011 and June 30, 2012, respectively.

The 8% and 8.25% convertible debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at the conversion price of $27.75 and $20.40, respectively, per common share.

At the option of Equal, the repayment of the principal portion of the convertible debentures may be settled in common shares.  The number of common shares issued upon redemption by Equal will be calculated by dividing the principal by 95% of the weighted average trading price of common shares.  The 8% convertible debentures and the 8.25% convertible debentures were not redeemable on or before December 31, 2009 and June 30, 2010, respectively.  On or after January 1, 2010 and July 1, 2010, respectively, and prior to maturity, the debentures may be redeemed in whole or in part from time to time at the Company’s option on not more than 60 days and not less than 30 days notice, at a redemption price of $1,050 per convertible debenture after December 31, 2009 and June 30, 2010, respectively, on or before December 31, 2010 and June 30, 2011, respectively, at a redemption price of $1,050 per convertible debenture and on or after January 1, 2011 and July 1, 2011, respectively, and prior to maturity at a redemption price of $1,025 per convertible debenture, in each case, plus accrued and unpaid interest thereon, if any.

At December 31, 2010, the Company had $80.1 million in face value of 8% convertible debentures (2009 – $80.2 million) outstanding with an estimated fair value of $82.1 million (2009 - $77.0 million) and $39.6 million in face value of 8.25% convertible debentures (2009 – $39.6 million) outstanding with an estimated fair value of $40.4 million (2009 – $37.8 million).

During 2010, Equal made the necessary filings, and received the necessary approvals, to make a normal course issuer bid for its 8.25% convertible debentures and its 8.00% convertible debentures.  The normal course issuer bid is effective until August 5, 2011.

The outstanding 8% convertible debentures were redeemed subsequent to December 31, 2010 (Note 19).

8.      Asset retirement obligations

The asset retirement obligations were estimated by management based on Equal’s working interests in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred.  At December 31, 2010, the asset retirement obligation is estimated to be $21.2 million (December 31, 2009 – $21.1 million), based on a total future liability of $39.3 million (December 31, 2009 - $38.5 million).  These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages six years, but extends up to 20 years into the future. This amount has been calculated using an inflation rate of 2.0% and discounted using a credit-adjusted interest rate of 8.0% to 10.0%.

The following table reconciles the asset retirement obligations:
(in thousands of Canadian dollars)	December 31, 2010	December 31, 2009
Balance, beginning of year	21,055	22,151
Additions	161	51
Accretion expense	1,607	1,754
Acquisitions	139	24
Dispositions	(10)	-
Costs incurred	(1,589)	(2,533)
Foreign exchange	(142)	(392)
Balance, end of year	21,221	21,055

9.	Income taxes
The income tax provision differs from the amount of tax expense calculated by applying federal and provincial statutory tax rates to the loss before taxes as follows:

(in thousands of Canadian dollars)	2010	2009
Loss before income taxes	(35,122)	(58,876)
Combined Canadian federal and provincial income tax rate	28.2%	29.2%
Computed income tax expense (reduction)	(9,904)	(17,192)

Increase (decrease) resulting from:
Other non-deductible items	1,671	1,604
Difference between U.S. and Canadian tax rates and foreign exchange	628	166
Change in tax rates	1,063	749
Capital tax	693	-
Other	5,263	(2,921)
	(586)	(17,594)
The components of the net future income tax liability at December 31 were as follows:

(in thousands of Canadian dollars)	2010	2009
Future income tax assets:
Non-capital loss carry-forwards and other	17,256	25,175
Asset retirement obligations	5,746	5,741
Commodity contracts	210	212
Financing charges	459	740
	23,671	31,868
Future income tax liabilities:
Property, plant and equipment	(30,562)	(40,143)
Commodity contracts	(23)	(281)
Net future income tax liability	(6,914)	(8,556)
Current portion of net future income tax asset (liability)	187	(69)
Non-current net future income tax liability	(7,101)	(8,487)

Non-capital loss carry-forwards amongst Canadian and U.S. subsidiaries, totaled $67.2 million (2009 – $85.3 million) and expire from 2014 to 2028.

10.           Shareholders’ equity

a.                                Trust units

The following provides a continuity of the trust units from December 31, 2008 up to the Arrangement date on May 31, 2010:

(in thousands of Canadian dollars except number of shares)	Number of Units	Amount
Balance at December 31, 2008	62,158,987	669,667
Issued under restricted unit plan	701,870	951
Issued under performance unit plan	194,774	448
Issued on property acquisition	2,000,000	2,720
Issued on conversion of debentures	47,058	320
Balance at December 31, 2009	65,102,689	674,106
Issued under restricted unit plan	605,337	1,577
Balance at May 31, 2010 – prior to the Arrangement	65,708,026	675,683

b.	Common shares

An unlimited number of common shares may be issued.

Issued and outstanding common shares

In connection with the Arrangement, the trust units were exchanged for common shares of Equal on a three for one basis and common shares was reduced by the deficit from the Trust as of May 31, 2010 of $453.9 million.

The following provides a continuity of share capital from the Arrangement date on May 31, 2010 through December 31, 2010:
(in thousands of Canadian dollars except number of shares)	Number of Shares	Amount
Conversion – Effected through Plan of Arrangement	21,902,530	675,683
Reduction in common shares for deficit	-	(453,948)
Issued under restricted share plan	193,729	1,105
Issued under equity offering (net of issue costs/tax)	5,613,600	36,215
Balance at December 31, 2010	27,709,859	259,055

Immediately prior to the Arrangement, 65,708,026 trust units were issued and outstanding.  These trust units were exchange for 21,902,530 common shares.

Contributed surplus

(in thousands of Canadian dollars)
Balance at December 31, 2008	8,620
Unit option based compensation	106
Restricted and performance unit compensation	3,737
Transfer to trust units on restricted and performance unit exercises	(1,399)
Balance at December 31, 2009	11,064
Share option based compensation	545
Restricted and performance share compensation	3,394
Transfer to shares on restricted share exercises	(2,682)
Balance at December 31, 2010	12,321

Share options

In connection with the Arrangement, Equal assumed all of the obligations of the Trust in respect of outstanding equity incentive rights.  The Arrangement did not result in the acceleration of vesting of any outstanding equity incentive rights.  Upon exercise of outstanding trust unit options, holders will receive one-third of one Equal share for each pre-consolidation trust unit they would have otherwise been entitled to receive in accordance with the Trust Unit Option Plan.  Option exercise prices were increased by three times to reflect the unit consolidation which took place at the time of the Arrangement.

Upon approval of the Arrangement, Equal has a Share Option Plan where the Company may grant share options to its directors, officers and employees.  Each share option permits the holder to purchase one share at the stated exercise price.  All options vest over a 1 to 3 year period and have a term of 4 to 5 years.  The exercise price is equal to the market price at the time of the grant.  The forfeiture rate is estimated to be 16%.

The following options have been granted:
(in Canadian dollars, except for number of options)	Number of options(1)	Weighted-average exercise price (1)
Options outstanding at December 31, 2008	347,331	$23.25
Options forfeited	(112,000)	30.51
Options outstanding at December 31, 2009	235,331	$19.80
Options granted	986,708	5.91
Options forfeited	(163,887)	12.86
Options outstanding at December 31, 2010	1,058,152	$7.92
Options exercisable at December 31, 2010	182,998	$17.71
(1)        Restated to reflect the three for one exchange of trust units for common shares.

(in Canadian dollars, except for number of options)
Exercise price range (1)	Number of options	Weighted average exercise price	Weighted average remaining contract life in years	Number of options exercisable	Weighted average price of exercisable options
$4.65 to $6.36	898,155	$5.72	3.02	66,667	$5.25
$8.19 to $8.43	113,666	8.34	1.88	70,000	8.43
$46.47 to $60.36	46,331	49.66	0.35	46,331	49.66
Balance at December 31, 2010	1,058,152	$7.92	2.78	182,998	$17.71
(1)                 Restated to reflect the three for one exchange of trust units for common shares.

Estimated fair value of stock options

The estimated grant date fair value of options was determined using the Black-Scholes model under the following assumptions:

	2010	2009
Weighted-average fair value of options granted ($/option)	2.30	-
Risk-free interest rate (%)	1.71	0.5
Estimated hold period prior to exercise (years)	4.0	4.0
Expected volatility (%)	50	40
Expected cash distribution yield (%)	-	-

Restricted and performance shares

In connection with the Arrangement, Equal assumed all of the obligations of the Trust in respect of outstanding equity incentive rights.  The Arrangement did not result in the acceleration of vesting of any outstanding equity incentive rights.  Upon exercise of outstanding Restricted Units and Performance Units, holders will receive one-third of one Equal share for each pre-consolidation trust unit they would have otherwise been entitled to receive in accordance with the Restricted Unit and Performance Unit Plan.

Equal has granted restricted and performance shares to directors, officers, and employees.  Restricted shares vest over a contracted period ranging from vesting on grant to 3 years and provide the holder with shares on the vesting dates of the restricted shares.  The shares granted are the product of the number of restricted shares times a multiplier.  The multiplier starts at 1.0 and is adjusted each month based on the monthly dividend of the Company divided by the five-day weighted average price of the shares based on the New York Stock Exchange for the period preceding the dividend date.  Equal has not paid or declared any dividends to change the multiplier from 1.0.  The forfeiture rate is estimated to be 16%.

Performance shares vest at the end of two years and provide the holder with shares based on the same multiplier as the restricted shares as well as a payout multiplier.  The payout multiplier ranges between 0.0 and 2.0 based on the Company’s total shareholder return compared to its peers.  During 2010, there were no performance shares outstanding.

The following restricted shares have been granted:

	Number of restricted shares (1)	Weighted-average grant date fair value(1)	Number of performance shares (1)	Weighted-average grant date fair value(1)
Shares outstanding at December 31, 2008	759,882	$12.39	58,132	$12.51
Granted	112,446	4.92	-	-
Forfeited	(114,427)	13.11	(25,670)	19.59
Vested	(223,171)	11.97	(32,462)	6.90
Shares outstanding at December 31, 2009	534,730	$10.41	-	-
Granted	438,279	5.24	-	-
Forfeited	(69,354)	11.09	-	-
Vested	(395,896)	8.91	-	-
Shares outstanding at December 31, 2010	507,759	$7.03	-	-
(1)       Restated to reflect the three for one exchange of trust units for common shares.

The estimated value of the restricted shares is based on the trading price of the shares on the grant date.

Reconciliation of earnings per share calculations

For the year ended December 31, 2010
(in thousands of Canadian dollars except shares and per share amounts)	Loss	Weighted Average Shares Outstanding (1)	Per Share
Basic and diluted	(34,536)	24,594,866	$(1.40)
(1)       Restated to reflect the three for one exchange of trust units for common shares.

For the year ended December 31, 2009
(in thousands of Canadian dollars except shares and per share amounts)	Loss	Weighted Average Shares Outstanding (1)	Per Share (1)
Basic and diluted	(41,282)	21,119,378	$(1.95)
(1)       Restated to reflect the three for one exchange of trust units for common shares.

For the calculation of the weighted average number of diluted shares outstanding for the years ended December 31, 2010 and 2009, all options, restricted shares, performance shares and convertible debentures were excluded, as they were anti-dilutive to the calculation.

11.           Accumulated other comprehensive loss

(in thousands of Canadian dollars)
Balance, December 31, 2008	18,471
Cumulative translation of self-sustaining operations	(40,775)
Foreign exchange gain realized	(170)
Balance, December 31, 2009	(22,474)
Cumulative translation of self-sustaining operations	(11,150)
Balance at December 31, 2010	(33,624)

Accumulated other comprehensive income (loss) is comprised entirely of currency translation adjustments on the U.S. operations.

12.	Risk management

(a)  Fair value of financial instruments

Equal classifies the fair value measurements of its financial instruments recognized at fair value in the balance sheet according to the following hierarchy based on the amount of observable inputs used to value the instrument.
•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximated fair value at December 31, 2010 and 2009 as the amounts were short term in nature or bore interest at floating rates.  The long-term debt approximates fair value as interest rates and margins are reflective of current market rates.  The fair value of the convertible debentures is disclosed in Note 7.  These assets and liabilities are not presented in the following tables.

As at December 31, 2010, the only asset or liability measured at fair value on a recurring basis are the commodity contracts.  The following tables provide fair value measurement information for such assets and liabilities as of December 31, 2010.

As at December 31, 2010
			Fair Value Measurements Using:
(in thousands of Canadian dollars)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Commodity contracts asset	81	81	-	81	-
Commodity contracts liability	(743)	(743)	-	(743)	-
Commodity contracts (net)	(662)	(662)	-	(662)	-

As at December 31, 2009
			Fair Value Measurements Using:
(in thousands of Canadian dollars)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Commodity contracts asset	993	993	-	993	-
Commodity contracts liability	(755)	(755)	-	(755)	-
Commodity contracts (net)	238	238	-	238	-

(b)  Financial risk management

In the normal course of operations, Equal is exposed to various market risks such as liquidity, credit, interest rate, foreign exchange and commodity risk.  To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks.  The objectives of Equal to managing risk are as follows:

Objectives:
•	maintaining sound financial condition;
•	financing operations; and
•	ensuring liquidity in the Canadian and U.S. operations.

In order to satisfy the objectives above, Equal has adopted the following policies:
•	prepare budget documents at prevailing market rates to ensure clear, corporate alignment to performance management and achievement of targets;
•	recognize and observe the extent of operating risk within the business;
•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships; and
•	utilize financial instruments, including derivatives to manage the remaining residual risk to levels that are within the risk tolerance of the Company.

The objective with respect to the utilization of derivative financial instruments is to selectively mitigate the impact of fluctuations in commodity prices.  The use of any derivative instruments is carried out in accordance with approved limits as authorized by the board of directors and imposed by external financial covenants.  It is not the intent of Equal to use financial derivatives or commodity instruments for trading or speculative purposes and no financial derivatives have been designated as accounting hedges.

Equal’s process to manage changes in risks has not changed from the prior year.

(i) Market risks

Oil and gas commodity price risks
Equal has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the impact of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of Equal’s future production in the event of adverse commodity price movement, while retaining exposure to upside price movements.  By doing this, Equal seeks to provide a measure of stability and predictability of cash inflows to enable it to carry out its planned capital spending programs.

Equal has entered into commodity contracts and fixed price physical contracts to minimize the exposure to fluctuations in crude oil and natural gas prices.  At December 31, 2010, the following financial derivative contracts were outstanding:

Derivative Instrument	Commodity	Price (2)	Volume per day (2)	Period
Fixed	Gas	5.45 ($/GJ) (5.56 ($/mcf))	1,000 GJ (981 mcf)	March 1, 2010 – February 28, 2011
Fixed	Gas	4.48 (US$/mmbtu) (4.64 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.53 (US$/mmbtu) (4.69 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.50 (US$/mmbtu) (4.66 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – March 31, 2012
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.33 US$/mmbtu ($0.34 US$/mcf)	5,000 mmbtu (4,831 mcf)	April 1, 2011 – October 31, 2011

Fixed	Oil	89.66 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	90.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	93.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.60 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
(1)	NYMEX / Southern Star (Oklahoma) basis differential.
(2)	Conversion rates of 1.0350 mmbtu per mcf and 1.0194 GJ per mcf.

At December 31, 2010, the following physical contract was outstanding:

Type of contract	Commodity	Price	Volume per day	Period
Fixed Sale	Gas	5.48 ($/GJ) (5.59 ($/mcf))	1,000 GJ (981 mcf)	March 1, 2010 – February 28, 2011
(1)     Conversion rates of 1.0194 GJ per mcf.

The gains (losses) during the year from the commodity contracts are summarized in the table below.

(in thousands of Canadian dollars)	Year ended December 31, 2010	Year ended December 31, 2009
Realized commodity contracts gain	6,038	15,895
Unrealized commodity contracts (loss)	(912)	(14,127)
Net gain on commodity contracts	5,126	1,768

The following sensitivities show the impact to pre-tax net income for the year ended December 31, 2010 related to commodity contracts of the respective changes in crude oil, natural gas and fixed basis differential.

	Increase (decrease) to pre-tax net income
(in thousands of Canadian dollars)	Decrease in market price ($1.00 per bbl and $0.50 per mcf)	Increase in market price ($1.00 per bbl and $0.50 per mcf)
Crude oil derivative contracts	365	(365)
Natural gas derivative contracts	852	(852)
	Decrease in differential price ($0.02 per mcf)	Increase in differential price ($0.02 per mcf)
Fixed basis differential contracts	(21)	21

Foreign exchange currency risks
Equal is exposed to foreign currency risk as approximately 55% of its production is from the U.S. division.  In addition, the Canadian division has commodity derivatives and long-term debt denominated in U.S. dollars.  Equal has not entered into any foreign exchange derivative contracts to mitigate its currency risks as at December 31, 2010 and 2009.
Changes in the U.S. to Canadian foreign exchange rates with respect to the U.S. division affect other comprehensive income as the division is considered a self-sustaining foreign operation.  The following financial instruments were denominated in U.S. dollars as at December 31, 2010:

(in thousands of dollars) As at December 31, 2010	Canadian division (in U.S. dollars)	U.S. division (in U.S. dollars)
Cash and cash equivalents	753	2,167
Accounts receivable	-	12,668
Commodity contracts	(212)	(20)
Accounts payable	(21)	(10,065)
Due to JV Participant (Note 4)	-	(10,101)
Long-term debt	(25,000)	-
Net exposure	(24,480)	(5,351)

Effect of a $0.02 increase in U.S. to Cdn exchange rate:
Change to pre-tax net income	(490)	-
Change to other comprehensive income	-	(107)
Effect of a $0.02 decrease in U.S. to Cdn exchange rate:
Change to pre-tax net income	490	-
Change to other comprehensive income	-	107

Interest rate risk
Interest rate risk arises on the outstanding long-term debt that bears interest at floating rates.

Equal has not entered into any derivative contracts to mitigate the risks related to fluctuations in interest rates as at December 31, 2010 and 2009.  The following sensitivities show the impact to pre-tax net income for the year ended December 31, 2010 of the respective changes in market interest rates (increase / (decrease)).

	Change to pre-tax net income
(in thousands of Canadian dollars)	1% decrease in market interest rates	1% increase in market interest rates
Interest on long-term debt	476	(476)

The convertible debentures bear interest at fixed rates.

(ii)  Credit risk
Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade, joint venture receivables, long-term receivables as well as any derivative financial instruments in a receivable position.  Equal does not hold any collateral from counterparties.  The maximum exposure to credit risk is the carrying amount of the related amounts receivable.

The significant balances receivable are set out below.  Accounts receivable include trade receivables, joint venture receivables and non-aging accounts such as cash calls, taxes receivable and operating advances.

(in thousands of Canadian dollars)	December 31, 2010	December 31, 2009
Accounts receivable – trade	16,415	15,398
Accounts receivable – joint venture	2,985	1,033
Accounts receivable – other	6,335	8,400
Allowance for doubtful accounts	(844)	(1,154)
	24,891	23,677
Should Equal determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings.  If Equal subsequently determines an account is uncollectible, the account is written off with a corresponding decrease in the allowance for doubtful accounts.

The aging of accounts receivable is set out below:

(in thousands of Canadian dollars)
As at December 31, 2010	Trade	Joint Venture
Current	15,722	1,999
Over 30 days	573	586
Over 60 days	119	199
Over 90 days	1	201
	16,415	2,985

The credit quality of financial assets has been assessed and adequately evaluated for impairment based on historical information about the nature of the counterparties.

Purchasers of the natural gas, crude oil and natural gas liquids comprise a substantial portion of accounts receivable.  A portion of accounts receivable are with joint venture partners in the oil and gas industry.  Equal takes the following precautions to reduce credit risk:

•	the financial strength of the counterparties is assessed;
•	the total exposure is reviewed regularly and extension of credit is limited; and
•	collateral may be required from some counterparties.

(iii)  Liquidity risks

Liquidity risk is the risk that Equal will not be able to meet its financial obligations as they are due.  Equal mitigates this risk through actively managing its capital, which it defines as shareholders’ equity, convertible debentures and long-term debt less cash and cash equivalents.  Management of liquidity risk over the short and longer term, includes continual monitoring of forecasted and actual cash flows to ensure sufficient liquidity to meet financial obligations when due and maintaining a flexible capital management structure.  Equal strives to balance the proportion of debt and equity in its capital structure given its current oil and gas assets and planned investment opportunities.

All financial liabilities have short-term maturities with the exception of the long-term debt (Note 6) and the 8.25% convertible debentures (Note 7), as set out below:

(in thousands of Canadian dollars)	2011	2012	2013 – 2015	Total	Fair Value
Long-term debt (1)	-	24,865	-	24,865	24,865
Interest on long-term debt (2)	748	374	-	1,122	1,122
Convertible debentures	80,127	39,648	-	119,775	122,563
Interest on convertible debentures (3)	9,681	1,635	-	11,316	11,316
Accounts payable & accrued liabilities	31,321	-	-	31,321	31,321
Due to JV Participant	10,046	-	-	10,046	10,046
Commodity contracts	743	-	-	743	743
Total obligations	132,666	66,522	-	199,188	201,976
(1)  Assumes the credit facilities are not renewed on June 24, 2011.
(2)  Assumes an interest rate of 3.01% (the rate on December 31, 2010).
(3)  Does not reflect the early redemption of the 8% convertible debentures subsequent to December 31, 2010 (Note 19).

13.           Interest expense

During 2010 and 2009, Equal’s interest expense was comprised of the following below.

	Year ended	Year ended
(in thousands of Canadian dollars)	December 31, 2010	December 31, 2009
Interest on long-term debt	2,364	2,814
Interest on convertible debentures	11,922	11,607
Interest income (1)	(748)	(2,960)
	13,538	11,461
(1)  Included in interest income is $0.7 million (2009 – $2.8 million) pertaining to the long-term receivable with the JV Participant (Note 4).

14.           Commitments

During 2010, total rental expense was $1.2 million (2009 – $1.1 million).  Equal has commitments for the following payments over the next five years:

(in thousands of Canadian dollars)	2011	2012	2013	2014 – 2015	Total
Office leases (1)	1,787	1,232	1,188	2,190	6,397
Vehicle and other operating leases	250	71	10	4	335
Total obligations	2,037	1,303	1,198	2,194	6,732
(1)  Future office lease commitments may be reduced by sublease recoveries totaling $0.7 million.

15.           Contingencies

Certain claims have been brought against Equal in the ordinary course of business.  In the opinion of management, all such claims are adequately covered by insurance, or if not so covered, are not expected to materially affect its financial position.

16.           Changes in non-cash working capital

(in thousands of Canadian dollars)	December 31, 2010	December 31, 2009
Accounts receivable	(3,819)	11,682
Prepaid expenses, deposits and other	(95)	(39)
Accounts payable and accrued liabilities	3,324	(9,952)
Foreign exchange on working capital	(4,836)	(1,788)
Changes in non-cash working capital	(5,426)	(97)
Changes in non-cash operating working capital	(10,615)	5,248
Changes in non-cash investing working capital	5,189	(5,345)

During the year ended December 31, 2010, Equal paid interest of $11.3 million (2009 - $9.6 million) and $0.7 million in taxes (2009 – nil).

17.	Capital disclosures

The capital structure of Equal consists of shareholders’ equity, convertible debentures, long-term debt and cash and cash equivalents as noted below.

(in thousands of Canadian dollars)	December 31, 2010	December 31, 2009
Components of capital:
Shareholders’ equity	213,512	219,046
Convertible debentures	117,019	114,863
Long-term debt	24,865	70,000
Less:
Cash and cash equivalents	(2,505)	(19,680)
	352,891	384,229

The objectives of Equal when managing capital are:
•	to reduce debt, with the long term goal to improve the balance sheet based on a ratio of total debt to annual funds from operations;
•	to manage capital in a manner which balances the interest of equity and debt holders;
•	to manage capital in a manner that will maintain compliance with its financial covenants; and
•	to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future exploration and development.

Equal manages its capital structure as determined by management and approved by the board of directors.  Adjustments are made to the capital structure based on changes in economic conditions and planned requirements.  Equal has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt or   balance equity and making adjustments to its capital expenditures program.

Equal monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Equal is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

(in thousands of Canadian dollars except for ratios)	December 31, 2010	December 31, 2009
Interest coverage (1):
Cash flow over the prior four quarters	58,688	61,288
Interest expenses over the prior four quarters	12,048	12,533
	4.87 : 1.00	4.89 : 1.00
(1)	Note these amounts are defined terms within the credit agreements.

As at December 31, 2010 and 2009, Equal complied with the terms of the credit facilities.  There have been no changes to Equal’s capital structure, objectives, policies and processes since December 31, 2009 other than the changes described in Note 1 and Note 10 and to its credit facilities as described in Note 6.

18.           Segmented information

Equal has one operating segment that is divided amongst two geographical areas.  The following is selected financial information from the two geographic areas.

(in thousands of Canadian dollars)	2010	2009
Revenue
Canada	73,950	61,650
U.S.	68,851	65,178
	142,801	126,828
Property, plant and equipment
Canada	184,965	192,277
U.S.	213,032	206,960
	397,997	399,237

19.           Subsequent events

In January 2011, Equal and JV Participant agreed that the farm-out agreement was terminated prior to JV Participant filing for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.  The termination of the farm-out agreement allows Equal to pursue drilling in the Hunton resource play which was previously restricted by a bankruptcy court.  In March 2011, the bankruptcy court concluded that Equal retains ownership and control of the salt water disposal infrastructure and that Equal has the right to charge JV Participant for all salt water processed from the inception of each facility.  Equal is also required to reimburse JV Participant for certain amounts received as fees for access to the facilities.  On March 18, 2011, Equal and JV Participant agreed to a 30 day stay of proceedings on the bankruptcy court’s conclusion. (Note 4)

On February 9, 2011, Equal issued $45.0 million of convertible unsecured junior subordinated debentures with a face value of $1,000 per debenture that mature on March 31, 2016 and bear interest at 6.75% per annum paid semi-annually on March 31 and September 30 of each year.  The 6.75% convertible debentures are convertible at the option of the holder into shares at any time prior to the maturity date at a conversion price of $9.00 per share. (Note 7)

On March 14, 2011, the outstanding $79.9 million in face value of 8.00% convertible unsecured debentures were redeemed for $83.2 million which included the early redemption premium and unpaid interest.  The redemption was funded by the issuance of the 6.75% convertible unsecured junior subordinated debentures and Equal’s credit facility. (Note 7)

EQUAL ENERGY LTD.

Key Personnel
Don Klapko
President and Chief Executive Officer

Dell Chapman
Senior Vice President, Finance and
Chief Financial Officer

John Reader
Senior Vice President, Corporate Development and
Chief Operating Officer

Terry Fullerton
Senior Vice President, Exploration

John Chimahusky
Senior Vice President and Chief Operating
Officer U.S. Operations

Board of Directors
John Brussa
Peter Carpenter (4)
Michael Doyle (1) (2) (3)
Victor Dusik (1) (2) (3) (4)
Roger Giovanetto (1) (2) (3) (4)
Brian Illing (4)
Don Klapko

(1) Audit Committee member
(2) Compensation Committee member
(3) Governance and Nominating Committee member
(4) Reserves & HSE Committee member

Legal Counsel
Stikeman Elliott LLP
Calgary, Alberta

Auditors
KPMG LLP
Calgary, Alberta

Bankers
Bank of Nova Scotia
Calgary, Alberta

Independent Reservoir Engineers
McDaniel & Associates Consultants Ltd.
Calgary, Alberta

Haas Petroleum Engineering Services Inc.
Dallas, Texas

Trustee and Transfer Agent
Olympia Trust Company
Calgary, Alberta

Stock Exchange Listings
New York Stock Exchange
Shares: EQU

Toronto Stock Exchange
Shares: EQU
Debentures: EQU.DB.A and EQU.DB.B

Head Office
Equal Energy Ltd.
2700, 500 - 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

Telephone: 403-263-0262
Toll Free: 877-263-0262
Fax: 403-294-1197

Email: info@equalenergy.ca
Website: www.equalenergy.ca